Submission of Matters to a Vote of Security Holders:

On July 18, 2002 the Funds shareholders elected board members at an annual meeting of shareholders. Pursuant to Instruction 2 of Sub
Item 77C of Form NSAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.

Effective April 8, 2002, the registrants investment policies were modified as a result of Rule 35d-1 under the Investment Company Act of 1940, as amended (the names rule). Further information regarding these changes is hereby incorporated by reference from the section captioned Investment Policy Changes contained in registrants annual report to shareholders dated March 31, 2002, filed with the SEC on Form N30D on June 4, 2002 (Accession Number:
0000930413 02 001983; SEC File No.: 811 07528; CIK: 0000897802).